Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET LOSS PER COMMON SHARE

         (Dollars in thousands, except per share data)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2003	Six Months Ended June 30, 2002	Six Months Ended June 30, 2003
Income (loss) from continuing operations	$171	$454	$(37)	$700
Loss from discontinued operations	12	—	5	—

Net income (loss)	159	454	(42)	700
Accretion and dividends on preferred stock	170	176	336	349

Net (loss) income attributable to common shareholders	$(11)	$278	$(378)	$351

Income (loss) per common share from continuing operations - basic	$0.00	$0.04	$(0.05)	$0.05
Loss per common share from discontinued operations - basic	$0.00	$0.00	$0.00	$0.00

Net (loss) income per common share - basic	$0.00	$0.04	$(0.05)	$0.05

Income (loss) per common share from continuing operations - diluted	$0.00	$0.03	$(0.05)	$0.04
Loss per common share from discontinued operations - diluted	$0.00	$0.00	$0.00	$0.00

Net (loss) income per common share - diluted	$0.00	$0.03	$(0.05)	$0.04

Weighted average shares outstanding - basic and diluted	6,967,339	6,967,339	6,967,339	6,967,339

Weighted average shares outstanding - basic and diluted	6,967,339	11,262,163	6,967,339	11,257,959